Exhibit 99.4

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)
(Expressed in Canadian Dollars)

(Unaudited)

Index

Consolidated Balance Sheets	F–2

Consolidated Statements of Loss and Deficit	F–3

Consolidated Statements of Cash Flows	F–4

Consolidated Notes to the Financial Statements	F–5 to F–13

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)
Consolidated Balance Sheets
As at August 31, 2003

	Six Months to	Year end to
	August 31,	February 28,
	2003	2003
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	0	8,634
Security Deposit	2,500	2,500
Accounts receivable	6,743	1,741
	–

Total Current Assets	9,243	3,789

Investments	80,000	80,000
Property, Plant and Equipment [Note 3]	--	0

Natural Resource Properties [Note 4]	43,481	2

Total Assets	132,724	92,877

Liabilities
Current Liabilities
Bank indebtedness	18,484
Accounts payable (Note 5)	507,302	555,055
Accrued liabilities	22,778
Due to related parties [Note 5[a]]	139,656	52,056
	–

Total Current Liabilities	688,220	607,111

Stockholders' Deficit
Common Stock [Note 7]
200,000,000 common shares, authorized without par value;
58,808,413 and 34,487,846 issued respectively	6,768,662	6,653,662
Donated Capital	210,545	205,500
Additional Paid In Capital [Note 7[d]]	78,640	71,357

	7,057,847	6,930,519
Deficit	(7,613,343)	(7,444,753)

	(555,496)	(514,234)

Total Liabilities and Stockholders' Deficit	132,724	92,877

Contingencies [Note 1]
Subsequent Events (Note 11)

Approved by the Board:
"John. G. Robertson"	"Jennifer Lorette"
John G. Robertson, Director	Jennifer Lorette, Director

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)
Consolidated Statements of Loss and Deficit
For the Six Months Ended August 31, 2003
(Expressed in Canadian Dollars)
(Prepared by Management)
(Unaudited)

	For three months		For the six months
	June 1 to August 31		To August 31
	2003	2002	2003	2002

Sales
Cost of goods sold
Gross Margin
Professional services

Expenses
General and Administrative

Amortization of capital assets		4,707		4,707
Amortization of discount on
convertible debentures(7)	7,283	15,013	7,283	15,013
Consulting and subcontract	105,762	--	116,029

Annualize lease cost		2,020	--	2,020
Foreign exchange	(32,042)	--	(24,480)	--
Imputed interest	5,045	71,300	5,045	71,300
Filing fees	9,814	1,735	12,409	1,770
Investor relations		1,010		1,000
Interest and bank charges	492	193	784	470
Management and directors fees(5(b))	10,500	10,500	10,500	21,000
Office, rent and telephone	3,768	1,500	9,748	2,980
Professional fees	4,095	1,000	6,983	1,000
Salaries and benefits
Travel and promotion		--
Less interest income	--	--	(17)	(28)

	114,717	108,979	144,284	122,242
Research and Development(11)	24,307	--	24,307	--
Equipment Rental
Accounting and legal
Office, rent, travel and recruiting
Programmers
Selling and Marketing
Advertising and trade shows
Salary and marketing
Travel

Net Loss for the Period	(139,024)	(108,979))	(168,591)	(121,242)

CONSOLIDATED STATEMENT OF
DEFICIT

Net Loss For The Period	139,024	108,979	168,591	121,242
Deficit Beginning of Period	7,474,319	7,093,195	7,444,752	7,080,932,
Deficit End of Period	7,613,343	7,202,174	7,613,343	7,202,174
Loss Per Share		--

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)
Consolidated Statements of Cash Flows
For the Six months Ended August 31, 2003
(Expressed in Canadian Dollars)
( Prepared by Management)
(Unaudited)

	For three months		For the six
	June 1 to August 31		Months to August 31
	2003	2002	2003	2002

Operating Activities
Net Loss for the period	(139,024)	(108,979)	(168,590)	(121,242)

Interest on convertible debentures paid with shares
Imputed interest non int. bearing loan	5,045	71,300	5,045	71,300
Financial consulting services paid with shares
Investor relations services aid with shares
Annualized lease costs		2,020		2,020
Rent and prepaid rent expense paid with shares
Amortization of capital assets		4,707		4,707
Amortization of discount on convertible debentures	7,283	15,013	7,283	15,013
Change in non-cash working capital items	(27,852)	(4,971)	(29,976)	(8,053)

Cash from operations	(154,548)	(20,910)	(186,238)	(36,255)

Financing Activities
Advances from related parties	47,555	21,240	87,600	35,856
Increase in common shares	115,000		115,000

Investing Activities
Increase in Capital assets	(26,571)	--	(43,479)	--

Increase (Decrease) in Cash During the Period	(18,564)	330	(27,118)	(399)

Cash Beginning of Period	80	2,252	8,634	2,980

Cash End of Period	(18,484)	2,582	(18,484)	2,582

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

1.	Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol "LNXGF".

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

On February 20, 2003 the shareholders approved a change of name to Linux Gold Corp. and approved an increase in the authorized share capital to 200,000,000 common shares without par value. The Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

See Note 9 for proceeds of $ 67,500 pursuant to issuance of shares and warrants

2.	Significant Accounting Policies

(a) Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

(b) Consolidation

These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

(c) Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

2.	Significant Accounting Policies (continued)

	(c)	Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

	(d)	Translation of Foreign Subsidiary Balances and Transactions

The Company's subsidiary's functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

	(e)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

	(f)	Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

Year to February 28, 2003	43,478,000
Year to February 28, 2002	26,530,000

Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

2.	Significant Accounting Policies (continued)

	(g)	Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

	(h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(i)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

	(j)	Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

	(k)	Marketable Securities

Marketable securities are recoded at cost and written down to market value if market value declines below cost other than temporarily

	(l)	Long-lived Assets

The cost to acquire long-lived assets is initially capitalized. The carrying value of long-lived assets is evaluated in each reporting period to determine if there were events or circumstances that would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgement. Where an impairment loss has been determined, the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the asset could be sold in a current transaction between willing parties

3.	Property, Plant and Equipment

			2002	2002
			Net	Net
		Accumulated	Carrying	Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	18,831	0	7,449

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

4.	Natural Resource Properties

(a) Mineral Property (see Note 11)

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

The Company has written down its interest to a nominal $1.

On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp (a related company) issued 200,000 common shares to the Company at a fair value of $ 80,000 and will give the Company a 5% royalty interest until US $2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp, expends US$ 500,000 on the 30 Fish Creek Claims. Teryl resources Corp. also agrees to expend US $500,000 over a three-year period.

(b) Petroleum Property

The Company owns a 1.277% net working interest in one capped well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Accounts Payable

Included in accounts payable is US $315,145 owing by the US subsidiary which discontinued operations on June 30, 2001

6.	Related Party Balances/Transactions

(a) Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $90,500, (2002 - $115,000) was charged to operations and treated as donated capital. Unless otherwise indicated the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO

	May 31, 2003	Repayments	Advances	August 31, 2003
	$	$	$	$
394754 B.C. Ltd.	(1,581)			(1,581)
Access Information Services, Inc.	11,937		24,850	36,787
IAS Communications Inc.	(3,151)		–	(3,151)
Imaging Technologies Inc.	(4,587	–	–	(4,587)
Information Highway.com, Inc.	900	–		900
JGR Petroleum, Inc.	19,798	–	4,313	24,111
John Robertson, President and CEO	37,130		--	37,130
Rainbow Network	11,767		450	12,217
Reg Technologies Inc.	3,285			3,285
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	10,750		9,000	19,750
Teryl Resources Corp.	4,127		2,444	6,571
Pavlik Travel	1,762			1,762
Robertson Family Trust	00		6,408	6,408
Totals due to related Companies	92,101		47,555	139,656

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

6.	Related party Balances/Transactions (continued)

(b) Transactions

(i)
Pursuant to a management services agreement, the Company paid management fees of $7,500( 2002 - $7,500) and rent of $1,500 (2002 - $1,500) to a company controlled by the President of the Company. for the period of June – August 2003

(ii) The Company paid a director's fee of $3,000 (2002 - $3,000) to the President of the Company. for the same quarter

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

7.	Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000

8.	Common Stock
		No. of	Value
		Shares	$

	Issued at February 29, 2000	12,909,114	2,767,512
	Issued during the year for:
	Cash pursuant to a private placement	600,000	652,995
	Cash pursuant to stock options exercised	43,750	49,935
	Financial consulting services	30,000	51,406
	Cash pursuant to warrants exercised	207,000	315,013
	Conversion of convertible debentures and accrued interest	4,202,595	817,721
	Issued at February 28, 2001	17,992,459	4,654,582
	Issued during the year for:
	Conversion of convertible debentures and accrued interest	15,544,983	547,855
	Settlement of debt	950,404	180,147
	Issued and outstanding as at February 28, 2002	34,487,846	5,382,584

	Issued during the year for:
	Settlement of debt (note 7a)	19,295,567	964,778
	Purchase of Licence (Note 7b)	3,000,000	238,800
	Issued and outstanding as at February 28, 2003	56,983,413	6,586,162

	Issued during the year
	Issued for cash settlement	675,000	67,500
	Consulting services	1,000,000	100,000
	Settlement of debt to acquire resource property	150,000	15,000
	Issued and outstanding as at August 31, 2003	58,808,413	6,768,662

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

8)	Common Stock (Continued)

(a)
On November 12, 2002 the Company issued 19,295,5667 common shares in exchange for the extinguishment of US$578,8667 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

(b)
On November 28 2002 the Company issued 3,000,000 common shares in exchange for a licence for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenue and pay 75% to the Company. The consideration of 3,000,000 common shares will be issued to Mailprotek.com's subsidiary Imaging Technologies, Inc. and the market value of the shares was $ 238,800. This amount was originally recorded as an intangible asset. The Licence was written-off to operations due to the lack of historical cash flow to the Licence and lack of market to resell the Licence

Stock options

		(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

		(ii)	The weighted average number of shares under option and option price for the year ended February 28, 2003 is as follows:

				Weighted
		Weighted		Average
	Shares	Average		Remaining Life
	Under Option	Option		of Options
	#	Price US$		(Months)
Beginning of year	1,140,000.10		*	49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–
February 28, 2002	3,200,000.10			46

Granted	1,350,000.10
Exercised	(1,000,000)
Cancelled	(1,175,000)	(.13)
Lapsed	--
February 28, 2003	2,375,000.10			40

* effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

(iii)
The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

(Expressed in Canadian Dollars)

8)	Common Stock (Continued)

Stock Options (Continued)

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal year 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

	Year ended	Year Ended
	February 28, 2003	February 2002
	$	$

Net loss
As reported	(363,820)	(786,709)
Pro forma	(363,945)	(869,918))
Basic net loss per share
As reported	(.01)	(.03)
Pro forma	(.01)	(.03)

(d)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	February 28, 2003	February 28, 2002
	$	$

Market value of warrants (Note 6)	150,750	150,750
Discount on convertible debentures accreted to operations
over the life of the warrants being five years to October 18, 2005	(79,393)	(109,543)

Net carrying value	71,357	41,207

9.	Subsequent events

Subsequent to February 2003 the Company has:

(a)
issued 675,000 units at $ 0.10 per unit for proceeds of $ 67.500. Each unit consists of one share and one warrant. Each warrant can be exercised at $ 0.12 per share in the first year and at $ 0.15 per share in the second year

	(b)	acquired TY area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

1)
The Company will pay $ 30,000 Cdn as follows: $5,000 upon execution of the Purchase Agreement (completed), $ 5,000 on or before June 1, 2003 (completed); $ 10,000 upon completion of Phase I, no later than December 1, 2003 and $ 10,000 upon completion of Phase II, no later than December 1, 2004.

2)
The Company has issued 100,000 shares as of May 14, 2003 for $100,000 upon signing the agreement and regulatory approval and will issue 50,000 shares upon completion of Phase III, no later that December 1, 2005.

		3)	The vendor will retain 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $ 1,000,000 for each 1% prior to commercial production, in shares or in cash.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

(Expressed in Canadian Dollars)

9.	Subsequent events (continued)

	(c)	Acquired ORO (20 Units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		1)	The Company has paid $ 10,000 as follows: $ 5,000 upon execution of the Purchase Agreement and $ 5,000 on or before May 9, 2003.

2)
The Company has issued 50,000 shares as follows: on April 30, 2003: 25,000 upon signing the agreements and regulatory approval; on Aug 12, 2003: 25,000 shares upon completion of Phase I, and will issue 25,000 upon completion of Phase II, no later that June 30, 2004

		3)	The vendor will retain 2% net smelter return interest ("NSR"). The Company may purchase the NSR for $ 1,000,000 for each 1% prior to commercial production, in shares or in cash

	(d)	1)
On August 11, 2003 the Company announced that it has listed on the Global Internet Stock Brokerage Exchange (GISEBeX) to obtain a second trading market for the Company's shares. The new listing increases Linux's exposure to international markets and access to investment capital worldwide.

2)
On August 18 the Company announced that it has completed a phase I drill program on its TY gold property located in the Bralorne Mining District, British Columbia. Four diamond Drill holes were drilled in the Beta Gold zone to confirm the high-grade result of the drilling in 1987.

	(e)	Subsequent to August 31, 2003 the Company has

		1)	announced that additional units have been staked surrounding the Company's TY Gold property and in several strategic locations in the Bralorne Mining District.

		2)	announced that is has continued a second phase of drilling on the TY Gold Property

		3)	on September 17 granted 100,000 stock options and on Oct 20, 2003 an additional 250,000 options were granted.

10	Losses and Deductions for Tax Purposes

The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

	$		$		$

2003	118,000	2006	113,000	2008	1,212,000
2004	114,000	2007	164,000	2009	420,000
2005	99,000

The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc)

Notes to the Consolidation Financial Statements
For the six Months ended August 31, 2003

(Expressed in Canadian Dollars)

10.	Losses and Deductions for Tax Purposes (Continued)

The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.

11.	Financial Instruments

Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

12.	Discontinued Operations

The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

		Period From
	January 10,	March 1,
	2000	2001	Year Ended
	to June 30,	to June 30,	February 28,
	2001	2001	2001
	$	$	$

Revenue	167,231	20,802	146,429
Expenses	2,641,724	387,250	2,118,289

Net loss	(2,474,493)	(366,448)	(1,971,860)